THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 12, 2010

Ms. Karen Garnett, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163

Dear Ms. Garnett:

In response to your letter of comments dated October 5, 2010, please be advised as follows:

Financial Statements

1.           The information you requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Ontario Solar Energy Corporation